Exhibit 99.D

November 8, 2005

New York Stock Exchange, Inc.,
          20 Broad Street,
                   New York, New York  10005.

Attention:	James F. Duffy
Senior Vice President & Associate General Counsel

Re:	Sovereign Bancorp, Inc. — Voting Requirements and Other Listing Issues Regarding Proposed Transaction with Banco Santander Central Hispano, S.A.

Ladies and Gentlemen:

We are submitting this letter to the New York Stock Exchange, Inc. (the “Exchange”) in our capacity of special counsel to Relational Investors LLC (“Relational”), the largest stockholder of Sovereign Bancorp, Inc. (“Sovereign”), a corporation listed on the Exchange.  Relational currently beneficially owns approximately 7.3% of Sovereign’s outstanding common stock.  As set forth below, we believe that Sovereign’s proposed transaction with Banco Santander Central Hispano, S.A. (“Santander”) violates the Exchange’s voting requirements for listed companies, as well as other prohibitions set forth in the Exchange’s Listed Company Manual.

Relational believes that Sovereign’s stock has been consistently undervalued because Sovereign has failed to address a number of key issues related to Sovereign’s operating performance, risk profile, corporate governance and credibility with the investment community.  Accordingly, on May 23, 2005, Relational advised Sovereign’s management that Relational was prepared to contest the next director election.  On October 20, 2005, Relational filed preliminary proxy materials with the Securities and Exchange Commission (the “Commission”) in connection with the proposed nomination of two candidates, who would be independent from management, for election at Sovereign’s 2006 Annual Meeting (currently scheduled for April, assuming Sovereign’s board takes no defensive action to alter this date).

Four days after Relational filed its proxy statement, on October 24, 2005, Sovereign announced that it had entered into an Investment Agreement with Santander, one of the world’s largest banking groups.  Pursuant to the Investment Agreement, Santander will purchase a combination of newly issued and treasury shares equal to 23.72% of Sovereign’s outstanding common stock (19.8% on a pro forma basis accounting for the issuance).  As discussed below, the Agreement also provides for Santander to be able to purchase an additional 5% of Sovereign’s stock (at Santander’s option, directly from Sovereign), additional capital and debt investments, two board seats, certain key veto rights and a variety of arrangements that discourage and may effectively preclude (and, until the transaction closes,1 absolutely prevent) any third party from acquiring Sovereign.

The Santander investment comes hand-in-hand with the related acquisition by Sovereign of Independence Community Bank Corp. (“Independence”) for $3.6 billion in cash — fully 42.35% of Sovereign’s current market capitalization.  The funds to be received by Sovereign in the Santander transaction are to be used to finance the acquisition of Independence.  Together, Relational believes that these transactions are transformational from the perspective of a Sovereign shareholder.

The press has reported a widespread belief that these transactions were in direct response to Relational’s efforts to nominate two directors for election to Sovereign’s board.2  “In what looks like a bid to counter a challenge from his

1                                            Sovereign has indicated that it does not expect to close the Santander transaction until around July  1, 2006.  See Transcript of Sovereign CEO remarks on an investor conference call announcing the Santander transaction (Oct. 25, 2005).

2                                            See, e.g., Jesse Eisinger, Long & Short: Sovereign Bancorp’s Takeover Deal Looks Like a Dis to Shareholders, The Wall Street Journal, Nov. 2, 2005; Todd Davenport, Sidhu’s Deals Fuel Fire; New Allies, Lawyers for Relational, American Banker, Oct. 31, 2005; Sovereign’s Strategy Won’t Perk Earnings, Barron’s Online, Oct. 31, 2005.

                                                Among the analysts who have expressed such view are Moors & Cabot, Ryan Beck, and Boenning & Scattergood.  Bear Stearns referred to the transactions as a “defensive move”.  Salvatore Di Martino, A Funny Thing Happened on the Way to the Forum; Downgrading to Peer Perform, Oct. 31, 2005 (Bear Stearns); see also Matthew Kelley, SOV to Buy ICBC and Sell Stock to Spanish Bank — Downgrade to Hold — $22 Tgt., Oct. 25, 2005 (Moors & Cabot); Collyn Gilbert, SOV: Uncertainty Surrounding Pending Transactions, Lowering Rating to MP, Oct. 25, 2005 (Ryan Beck & Co.); Wilson Smith & E. Greggory Raffo, A nice franchise, but is there anything in it for the shareholders?, Oct. 26, 2005 (Boenning & Scattergood, Inc.).

Mr. Sidhu is reported to have attributed the decision to avoid a shareholder vote to Pennsylvania law and a reluctance to trigger change of control provisions in executive employment agreements.  In response, Sandler O’Neil analyst Joseph Fenech wrote:  “We think that specific language in the 8-K confirms that SOV is attempting to circumvent approval from its ownership base, specifically with respect to the Investment Agreement with Santander.  Moreover, we think it was misleading for the CEO to suggest otherwise in answer to a question yesterday at an investor luncheon.”

largest shareholder, Sovereign Bancorp CEO Jay Sidhu has burned all of the Philadelphia company’s investors”.3

Against that background, we write on behalf of Relational to request that the Exchange determine that Sovereign must hold a shareholder vote in connection with what we believe is a controlling investment in Sovereign by Santander and an attempted evasion of the Exchange’s 20% rule.4  We respectfully submit that the proposed transactions — which Sovereign appears to have structured precisely to avoid approval by its shareholders5 — represent an egregious violation of shareholders’ rights and fundamental principles of corporate governance and corporate democracy.  Stated simply, Sovereign has entered into a transaction with Santander that provides Santander with control over Sovereign without intending to submit this change of control to Sovereign’s shareholders.

As already mentioned, we also wish to direct the Exchange’s attention to several specific provisions in the Santander Investment Agreement that we believe directly violate policies stated in and reflected by Paragraphs 303A, 308 and 314 of the Listed Company Manual.  (See Part IV below.)  In our view, these violations are sufficient to warrant action by the Exchange whether or not a shareholder vote is held.

3                                            Eisinger, supra note 2.

4                                            See Paragraphs 312.03(d) and 312.03(c) of the Listed Company Manual.

5                                            See, e.g., Section 2.01 of the Investment Agreement and Section 7.9 of the Agreement and Plan of Merger by and among Sovereign, Iceland Acquisition Corp. and Independence Community Bank Corp.

We note reports that the second-largest shareholder of Sovereign, Franklin Mutual Advisers LLC, has also recently written to Sovereign urging that the shareholders be permitted to vote on the transaction.  “We are writing to you to express our outrage over Sovereign’s recently announced transactions with Grupo Santander and Independence Community Bank Corp.  These transactions rank with the worst examples of management and board entrenchment and disdain for shareholder rights that we have witnessed in our history as public investors”.6  We also understand that another of Sovereign’s largest shareholders, Dreman Value Management (which owns about 1.5% of Sovereign’s stock), has also urged Sovereign to permit a vote to be held.

The Exchange has been a recognized leader in developing best practice standards for sound corporate governance and corporate democracy.  A particular focus of the Exchange’s corporate governance program has been the rights of shareholders to vote on “important corporate decisions . . . especially . . . transactions involving the issuance of additional securities”.7  Shareholder approval is specifically required prior to issuances of common stock (i) above certain designated levels or (ii) ”that will result in a change of control of the issuer”.8  The Exchange “has undertaken delisting proceedings in cases in which the policy was violated”.9

6                                            Letter, dated November 3, 2005, from Franklin Mutual Advisers LLC to Sovereign’s board.

7                                            Paragraph 312.01 of the Listed Company Manual.

8                                            Paragraph 312.03 of the Listed Company Manual.

9                                            SEC Rel. No. 34-25944 (July 26, 1988).

The Sovereign-Santander transaction presents a blatant challenge to the Exchange to enforce both its own stated rules and its fundamental policies and principles.  If the Exchange does not require Sovereign to hold a shareholder meeting to approve the Santander investment, it could be viewed as having tacitly endorsed an approach that will avoid shareholder votes in many future change of control situations.  Even more importantly, the Exchange may be viewed as unwilling generally to enforce the standards it has developed.

In this letter, we will discuss in detail the reasons why a shareholder vote is required for the Santander-Sovereign transaction under both Paragraph 312.03(d) and Paragraph 312.03(c)(2) of the Listed Company Manual.  We believe, however, that the analysis need not go beyond the acknowledgement of the Chief Executive Officer of Sovereign that Santander will control Sovereign:

Santander executives “want to be sure that they have control of who the management is in the company where they’ve invested $2.5 billion of their money,” Mr. Sidhu said.10

It may be understandable why Santander wants control over management, but by Mr. Sidhu’s own admission that is the control that Sovereign has ceded to Santander.  It is presumably beyond dispute that control of a company’s management constitutes control of the company.

10                                        Todd Davenport, Sovereign CEO Says Investors Will Warm to Deals, American Banker, Nov. 1, 2005 (emphasis added).

I.              Overview of the Sovereign-Santander Transaction

A.            Control Factors.

The Sovereign-Santander transaction involves numerous fundamental elements that create clear control by Santander of Sovereign.11

•                                            Immediate Ownership of Common Stock

•                                            Sovereign’s initial sale of common stock to Santander will represent 23.72% of Sovereign’s currently outstanding common stock (19.8% pro forma).12
•                                            Santander has the immediate right to increase its holdings to about 28.5%-29.3% (depending on form of issuance) of Sovereign’s currently outstanding common stock (24.9% pro forma).  Santander can, in certain circumstances, require Sovereign to issue these additional shares to Santander (as opposed to open market purchases), further diluting existing shareholders.13
•                                            Whether or not these issuances satisfy Paragraph 312.03(c) does not in any way affect our conclusion that Paragraph 312.03(d) is implicated.14

11                                        We have been able to determine the below-listed elements of control from our reading of the publicly available agreements.  Because the agreements are complex, and because it is possible that not all arrangements are reflected on the faces of the filed documents, there may be additional control arrangements between the parties.

12                                        See Section 2.01 of the Investment Agreement.

13                                        See Section 2.03 of the Investment Agreement.  A number of these shares are expected to be held through a voting trust arrangement, pursuant to which voting would be proportional with votes of other shareholders.

14                                        See Paragraph 312.04(a) of the Listing Company Manual; see also the discussion in Part III(B), below.

•                                            Future Ownership of Common Stock

•                                  During the third year after the closing, Santander has a right to make an offer to acquire Sovereign, provided that the price offered is more than $40 per share.15
•                                  During the fourth and fifth years after the closing, Santander can make an offer to acquire Sovereign at any price.16
•                                  If Santander makes a “permissible” offer that Sovereign does not accept, Santander can purchase more than 24.9% of Sovereign’s outstanding shares.17

•                    Other Capital Instruments and Debt Financing

•                                  Santander has committed to purchase up to $600 million of non-voting preferred shares or other capital securities of Sovereign in order to finance the merger with Independence.18
•                                  The common stock plus capital instruments owned by Santander would represent well over 25% of Sovereign’s capital.
•                                  These capital instruments could have additional control features.
•                                  Santander has also agreed to provide $600 million of debt financing for the Independence transaction, thereby probably making Santander the largest creditor of Sovereign.19
•                                  The debt financing is likely to have additional features that could affect control of Sovereign.

15                                        See Section 8.06(b) of the Investment Agreement.

16                                        See Section 8.07(b) of the Investment Agreement.

17                                        See Section 8.01 of the Investment Agreement.

18                                        See Section 6.04 of the Investment Agreement.

19                                        See id.

•                    Board Seats

•                                  Two Santander designees are immediately added to the Sovereign board.20  (There are currently seven directors.)  (The Sovereign CEO recently referred to this as “a huge representation”.)21
•                                  Out of the resulting nine directors (ten including a required representative from Independence), three will be interlocking with Santander — as Mr. Sidhu will also become a Santander director.22
•                                  Santander has a right to increase its board seats proportionally as its investment increases.23
•                                  One Santander designee must be appointed to each board committee, including the Audit and Governance Committees for which full independence is required.24

•                    Rights Regarding CEO Removal and Selection

•                                  Santander has a unilateral veto right over the removal of the Sovereign CEO.25
•                                  Santander must be consulted by the Sovereign board before any new CEO is appointed, and the new CEO must be “reasonably acceptable” to Santander.26

20                                        See Section 8.11(a) of the Investment Agreement.

21                                        See Transcript of Sovereign CEO remarks at Ryan Beck 2005 Financial Institutions Investor Conference (Nov. 2, 2005).

22                                      See Section 8.11(e) of the Investment Agreement.

23                                        See Section 8.11(b) of the Investment Agreement.

24                                        See Section 8.11(c) of the Investment Agreement.

25                                        See Section 8.12(a) of the Investment Agreement.

26                                        Id.

•                  Assurances against Acquisition of Sovereign by any Party other than Santander

•                                  Prior to the closing, Sovereign cannot accept any “Acquisition Proposal” from any third party.27  There is no so-called “fiduciary out” at all.  As Mr. Sidhu acknowledged, until next summer, Sovereign won’t respond to any outside bids “even at a lucrative premium”.28
•                                  For five years, Sovereign cannot solicit Acquisition Proposals from any third party.29
•                                  The term “Acquisition Proposal” is very broadly, and very unusually, defined to include not merely an actual proposal but “any indication of interest” about a proposal or even any “inquiry” relating to a proposal.30
•                                  For the first two years after the closing, Santander has a right of first negotiation and a right of first refusal with respect to any Acquisition Proposal.31  We believe that these rights make it less likely, or even improbable, that any third party would make a proposal.
•                                  In the third year after the closing, Santander has a right of first negotiation and matching rights, thereby again making a third party bid less likely, or even improbable.32
•                                  In the fourth and fifth years after the closing, Santander has a right of first negotiation and matching rights,

27                                        See Section 8.04 of the Investment Agreement.

28                                        David Enrich & Phyllis Plitch, Moving the Market - Tracking the Numbers/Street Sleuth:  Sovereign Finds the 19.8% Solution — Santander Deal Falls Short Of a Rule Requiring Vote, Angering Key Shareholders, The Wall Street Journal, Oct. 31, 2005.

29                                        See Sections 8.03(i), 8.05(a), 8.06(a) and 8.07(a) of the Investment Agreement.

30                                        See Section 1.01(a) of the Investment Agreement.

31                                        See Sections 8.05(c) and 8.08(b) of the Investment Agreement.

32             See Sections 8.06(h) and 8.08(b) of the Investment Agreement.

             thereby again making a third party bid less likely, or even improbable.33

•                                  The initial sale of 23.7% of Sovereign’s outstanding stock (19.8% pro forma) and the right to purchase an additional 5% at non-control premium prices places any other potential third party buyers at a competitive disadvantage, as Sovereign’s CEO has acknowledged.34
•                                  Although Santander itself will have acquired a large minority position as a potential precursor to full ownership and Sovereign will exempt Santander from all charter and bylaw provisions that would impede the investment, Sovereign cannot respond to any third party proposal or take any similar exemptive action unless the third party’s acquisition proposal is for 100% of Sovereign’s stock and the consideration offered is all cash or listed equity securities.35

•                    Amendment of Bylaws

•                                  Santander has an absolute veto right over any amendments to Sovereign’s Bylaws.36  No other shareholder has the ability to affect the Bylaws except at a meeting (which shareholders are not empowered to call) with a supermajority vote.37

33                                        See Sections 8.07(e) and 8.08(b) of the Investment Agreement.

34                                        “Santander will have an advantage over others because they already own 24%, but at the same time, they have a disadvantage over others who might be bidding for us at that time because of the fact that they cannot expect cost saves.  But, their ownership will offset the cost save advantage for our in-market players, so they will be able to compete with any in-market player to make sure our existing [shareholders] get the value that they deserve.”  Transcript of Sovereign CEO remarks on an investor conference call announcing the Santander transaction (Oct. 25, 2005).  Additionally, applying this logic, Santander would have an economic advantage over any bidder whose geographic overlap is insufficient to outweigh this factor — which, of course, would include out-of-market bidders comparable to Santander.

35                                        See Section 5.06(e) of the Investment Agreement.

36                                        See Section 8.12(c) of the Investment Agreement.

37                                        See Article Ten of Sovereign’s Bylaws.

•                    Effective Prohibition of Stock Repurchases

•                                  Although Sovereign has recently announced that extensive stock buy-backs are a fundamental part of its strategic plan, it will be prohibited from stock buy-backs, because buy-backs would subject Santander to the Pennsylvania control acquisition statute.38  Sovereign has agreed to take no action having that effect.39

•                    Access to Information

•                                  Santander will have special and significant access to Sovereign’s auditors and senior officers, and will receive special and significant financial, operating, budget, regulatory and other information about Sovereign.40

•                    Seconded Senior Employees

•                                  Santander will place designated employees, with direct reporting to the Sovereign department heads, within each of Sovereign’s financial control, internal audit and risk management departments.41

•                    Poison Pill Waiver

•                                  Sovereign has exempted the Santander investment from its Shareholder Rights Plan — a plan Sovereign itself has said restricts certain “attempts to acquire control” of Sovereign.42  Their position on a shareholder vote seems quite inconsistent with this statement.

38                                        See Section 5.05 of the Investment Agreement; see also 15 Pa. Cons. Stat. §§ 2561-2568.

39                                        See Section 5.05(c) of the Investment Agreement.

40                                        See Section 5.02 of the Investment Agreement.

41                                        See Section 7.05 of the Investment Agreement.

42                                        See Amendment to Second Amended and Restated Rights Agreement, dated as of October 24, 2005, between Sovereign Bancorp, Inc. and Mellon Investor Services LLC, Exhibit 4.2 of Form 8-K/A, filed on October 28, 2005.  Compare Section 11.01 of Sovereign’s Bylaws with Section 5.06 of the Investment Agreement.

•                                            Preemptive Right to Purchase Shares at a Preferential Price

•                                  Santander has the right to require Sovereign to issue shares to it under various circumstances, including the additional 5% and so-called gross up rights.43
•                                  Because these shares will be priced at the average of the prior 20 trading days, Santander has the option of buying the shares in the open market or, if lower, the 20-day average.44

•                    Other Control Features

•                                  There is no provision in the Investment Agreement restricting Santander’s ability to request Sovereign to waive the 24.9% limit or any other restriction.  It may be difficult for Sovereign to refuse a waiver request from a 24.9% shareholder with two board seats, even more so because Santander is one of the world’s largest banks.

B.            The Independence Community Bank Transaction

As mentioned above, the Santander-Sovereign transaction is closely linked to Sovereign’s contemporaneous agreement to acquire Independence because the Santander transaction is designed to provide all the financing for the acquisition.  It is noteworthy, and indicative of the parties’ policy to avoid shareholder review, that the Independence transaction is also structured without a vote by Sovereign’s shareholders — in connection with either the Independence merger or the Santander investment.  The parties have attempted to shield the transaction from its shareholders even though the price Sovereign is paying represents over 40% of Sovereign’s entire market capitalization.  We believe it is

43                                        See Section 2.04 of the Investment Agreement.

44                                        See Section 1.01(a) of the Investment Agreement (the definition of “Prevailing Fair Market Value”).

unusual for one company to buy another for a price equivalent to 40% of its market capitalization without a shareholder vote.

Collapsing the two transactions brings into sharp relief the extent of the attempted evasion of the shareholders’ right to vote.  If Sovereign had issued Sovereign stock to Independence shareholders representing two-thirds of the consideration, the Exchange’s rules would clearly have required a shareholder vote because the shares would have represented about 27% of Sovereign’s outstanding shares.45

Sovereign seeks to avoid that result by instead issuing a comparable amount of shares to Santander — in two stages — rather than Independence’s shareholders and then expressly agreeing with Independence that Sovereign will not seek any approval from its shareholders.46  Ironically, the Santander transaction should be even more, rather than less, demanding of a shareholder vote.  Not only is Sovereign engaged in a massive transaction in relation to its size, but it is placing the entire share issuance into the hands of one company, with substantial additional control rights, rather than a broad range of individuals with no additional control rights.

The fact that the Exchange requires that shareholders be given a right to vote on issuances of common stock that result in changes of control is not news to Sovereign.  A statement to that effect is contained in its public disclosures.  See, e.g., the Form S-4 filed by Sovereign in connection with its acquisition of

45             Based on the number of shares that would have been issued at the then-current stock price and the Independence per share purchase price.

46                                        See Section 7.9 of the Agreement and Plan of Merger.

Waypoint Financial Corp.47  Sovereign itself, therefore, has told its shareholders that they will have the right to vote on transactions (such, we believe, as the Santander investment) that involve control.  Interestingly — and ironically given these public disclosures — to date Sovereign’s published statements that the Santander investment does not require a shareholder vote have revolved entirely around Paragraph 312.03(c) and have never addressed Paragraph 312.03(d) of the Listed Company Manual.

C.            Widespread Criticism of the Santander Transaction

The merits of Sovereign’s and Santander’s effort to structure a transaction that would evade a shareholder vote should be viewed in light of the widespread criticism by investors, analysts and the press.  A small sampling of this criticism is provided below.

•                                            In an article in The Wall Street Journal titled “Sovereign Proves a Weak Role Model” (Oct. 29, 2005), the Santander and Independence transactions were described as “Mr. Sidhu’s investor-unfriendly move” and “Mr. Sidhu [as] able to ram through his deal.”

•                                            “Management and the board was, in our opinion, more interested in protecting themselves . . . .”48

•                                            The Boston Globe reported that “analysts feel suckered by Sovereign managers who had said they would stick to banking and use excess capital conservatively by repurchasing company stock.  Worse, they think the whole deal whirlwind had little to do with shareholder interests but took place to fend off an unhappy investor group planning a proxy contest to win seats on Sovereign’s board.  Deep down, they suspect

47                                        See page 92 of Sovereign’s Pre-Effective Amendment No. 2 to Registration Statement on Form S-4 filed on October 29, 2004.

48                                        Davenport, supra note 2.

Sidhu and his managers are addicted to deals and empire-building.”49

•                                            A Dow Jones article referred to an “unusually swift, visceral and widespread shareholder backlash against the three-party deal.”  “The deal infuriated Sovereign investors and elicited stinging criticism from analysts because it was seen as an effort to circumvent shareholders and to thwart a dissident investor’s campaign against the company’s management and board.”50

•                                            “[I]nvestors’ and analysts’ reaction to the deals were almost uniformly negative.”51

•                                            “The investment research firm Thomson Financial recorded six analyst downgrades [following the announcement] on Oct. 25 and 26; [Sovereign’s] aggregate rating was a 2.8, a significant change from the 2.3 on Sept. 29 and still further from April’s 2.0.”52

•                                            “Sovereign’s decision to partner with Santander is in direct response to growing pressure from its largest shareholder.”53  Likewise, the American Banker reported that “[m]ost observers said the Santander deal, which would place almost 20% of the stock with an investor disinclined to oppose management, seemed particularly structured to thwart Relational’s efforts to mount a proxy battle.”54

II.            Independence of Sovereign’s Board

We believe that, in determining whether a shareholder vote should be required, the independence of Sovereign’s board is an important consideration.  If,

49                                       Steven Syre, Addicted to Deals, The Boston Globe (Oct. 27, 2005).

50                                        David Enrich and Phyllis Plitch, NYSE Rule on Equity Sales Scrutinized After Sovereign Deal, Dow Jones (Oct. 28, 2005).

51                                        Davenport, supra note 2.

52                                        Id.

53                                        Barron’s Online, supra note 2.

54                                        Davenport, supra note 2.

as discussed in the following paragraphs, our client is correct that the Sovereign board is not independent, review and approval by the shareholders become even more essential.

The numerous issues identified by Relational as relating to the independence of Sovereign’s board are detailed in the proxy material previously filed by Relational with the Commission.  The following is a brief outline of just a few of those issues:

•                                            In 2004, Sovereign’s non-employee directors were paid more than the directors of any other large banking institution — approximately twice the median of the average for the 25 largest banking organizations.

•                                            Loans to Sovereign directors increased by 19 times between 1999 and 2005.

•                                            Rental payments to the head of the Compensation Committee increased almost 9 times between 1996 and 2001.  Sovereign has provided no specific details about this relationship in its proxy materials since 2001.

•                                            Sovereign’s lead director appears to have a business relationship (through his company) with Sovereign.  Sovereign provides no specific details about this relationship in its proxy materials.

•                                            Sovereign’s directors developed and implemented a bonus plan for themselves which was tied directly to the bonus plan for management.

In what we believe is a very serious compromise of independence, the Sovereign board negotiated a transaction with Santander that provides for them to receive 10 years of additional employment as directors.55  That is, Santander has already agreed that, if in the future it takes full ownership of Sovereign, then

55                                        See Section 9.02(a) of the Investment Agreement.

Sovereign’s directors are guaranteed the right to remain on the board for at least a decade after Santander acquires Sovereign.  This creates a substantial economic incentive for the directors to support a transaction proposed by Santander — based on 2005 director fees, the 10 years of service would provide over $1,500,000 to each director.  The Santander directors to be added to Sovereign’s board will presumably support a Santander proposal.

Because we believe that these arrangements would be seen by shareholders (and, indeed, are seen by Sovereign’s largest shareholder) as seriously compromising the ability of the directors of Sovereign to make an independent determination of the merits of the Santander transaction, it is essential that the shareholders have the opportunity to vote on it.

III.           Analysis

The Exchange has, for many years, made clear that good corporate governance requires that shareholders should be entitled to vote on important corporate decisions, particularly those involving substantial issuances of securities.56

Shareholders’ interest and participation in corporate affairs has greatly increased . . . .  [A]n increasing number of important corporate decisions are being referred to shareholders for their approval.  This is especially true of transactions involving the issuance of additional securities.57

56                                        See Paragraph 312.01 of the Listed Company Manual.

57                                        Paragraph 301.01 of the Listed Company Manual.

In addition to this general exhortatory language, the Exchange has identified three specific circumstances that mandate a shareholder vote:  (i) a change in control; (ii) certain large issuances of securities: and (iii) issuances of securities in equity compensation plans.

We submit that the proposal by Sovereign to consummate the Santander transaction without submitting it to a shareholder vote violates each of the first and second mandates and is inconsistent with the policy behind the third.  Moreover, we believe it violates fundamental listing policy and principles published by the Exchange.

A.            Change in Control (Paragraph 312.03(d))

1.             Control in Fact.

The Listed Company Manual does not define “control”, presumably because the question is generally dependent upon the relevant facts and circumstances.  Nonetheless, an analysis of the terms of the Sovereign-Santander transaction, as well as the most relevant precedent, convinces us that the transaction would provide control to Santander.

As described above, Santander will clearly acquire control in fact of Sovereign as a result of:  (i) an acquisition of 24.9% of Sovereign’s stock; (ii) two of ten board seats;58 (iii) absolute veto rights over any change in the CEO and in the Bylaws; (iv) rights to acquire the remainder of Sovereign, combined with formidable and, for one time period, preclusive, obstacles to an acquisition by anyone else

58                                        We note that one director from Independence will be added to Sovereign’s board as part of that transaction, and as such Sovereign’s board will be increased from seven to ten members as a result of the transactions.  See Section 7.10(c) of the Agreement and Plan of Merger.

“even at a lucrative premium”59 (in the words of Sovereign’s CEO); (v) other capital investments that, together with the common stock ownership, represent over 25% of Sovereign’s capital; and (vi) extraordinary access to non-public information about Sovereign and seconded executives.

Indeed, as quoted above, and as presumably dispositive of the control issue, Sovereign’s CEO has acknowledged Santander’s control.  “Santander executives want to be sure that they have control of [Sovereign’s] management . . . .”60

The “legislative history” of the Exchange’s change of control provision demonstrates its importance and its application to the Santander-Sovereign transaction.  This provision has been in the Listed Company Manual since at least 1978.  In 1988, the Exchange proposed a series of revisions to its shareholder approval policy.  The initial proposal would have eliminated the change of control test because of its uncertain meaning and consequent administrative difficulty.61

The Exchange, however, determined that the voting requirement for a change of control should be retained independent from the 20% rule.  In endorsing this position, the SEC noted that retention of the requirement:

[W]ill provide the Exchange with the flexibility and discretion necessary in ascertaining whether shareholder approval is appropriate with regard to a particular issuance of less than 20% of the common stock or voting power of the issuer.  In this regard, the Commission notes that depending on the facts of the

59                                        Enrich & Plitch, supra note 28.

60                                        Davenport, supra note 10.

61                                        See SEC Rel. No. 34-25944 (July 26, 1988).

particular transaction, such an issuance may be sufficient in some situations to accomplish such a change in control.  Although the Exchange originally intended the proposed rule change to remove subjectivity from its application of the policy, the Exchange did not intend to alter the Policy’s purpose of ensuring shareholder ratification of significant issuances of securities.  Clearly, an issuance resulting in a change of control is significant.  Accordingly, its retention is important to the effectiveness of the policy, although it is less “objective” than the other provisions of the Policy as amended.

The decision to retain the change of control standard recognizes, however, that in some situations issuances of less than 20% . . . may also constitute a change of control that should require shareholder approval.62

The analysis of a “change of control” for purposes of Paragraph 312.03(d) is necessarily fact based.  Thus, the elements of the Santander investment described above are directly relevant to application of the Exchange voting requirements.  We believe they demonstrate conclusively the transfer of control to Santander.

Perhaps most important, these sources of control confirm what the Exchange itself noted when it determined to retain Paragraph 312.03(d) in 1989: control does not require, and is not necessarily defined by, stock ownership level, be it 20%, 25%, 50% — or 19.8%.  Factors other than the percentage ownership matter at least as much.

62                                        SEC Rel. No. 34-27035 (July 14, 1989) (emphasis added).

2.             Relevant Precedents:  “Control” Determinations
under Relevant Frameworks

a.             Banking Laws

In applying the Exchange’s flexible approach under Paragraph 312.03, we believe it is useful to look at other “control” provisions.  We believe the analysis under the federal banking laws’ control statutes is of particular relevance because Sovereign and Santander are subject to them.  Based on longstanding published regulations and interpretations, Santander will acquire control of Sovereign, whether the transaction is analyzed under the Bank Holding Company Act of 1956 (the “BHCA”), or Section 10 of the Home Owners’ Loan Act (also known as the “Savings and Loan Holding Company Act” or “SLHCA”).63

Investors in banking institutions such as Sovereign have expectations that control transactions involving those companies require regulatory approval.  They are made familiar with these particular control definitions and concepts through the prospectuses and periodic reports filed by these companies with the Commission.  For example, citing the SLHCA in its 2004 Annual Report on Form 10-K, Sovereign disclosed that individuals, corporations or other entities acquiring Sovereign common stock may, alone or together with other investors, be deemed to control Sovereign at levels of 10% or more of the voting stock.

63                                        See 12 U.S.C. § 1841(a)(2); 12 U.S.C. § 1467a(a)(2).

In order to effect the investment, Santander will in fact be required to submit an application to the Federal Reserve Board.  See 12 C.F.R. § 225.41; see also Section 10.01(b) of the Investment Agreement and the definition of “Regulatory Approvals”.  Solely because it is a bank holding company already, Santander will not have to make separate application to the Office of Thrift Supervision, Sovereign’s primary federal regulator.  See 12 C.F.R. § 574.3(c)(iii); Section 200 of the Office of Thrift Supervision’s (“OTS”) Holding Companies Handbook.

In enacting the BHCA, Congress recognized that specific rules would fail to cover all transactions that constituted control in fact and would provide an opportunity for evasion.  Accordingly, in addition to two specific rules (based on 25% ownership of voting shares and a majority of the board, respectively), Congress included a “controlling influence” test.64

Throughout the ensuing years, the Federal Reserve has addressed a number of transactions that have been structured in an effort to avoid a control determination.  Based on these staff interpretations, we believe it is without question that the Federal Reserve would conclude that the Santander acquisition constitutes control for a number of independent reasons.

•                                          The Federal Reserve has always found that common stock ownership below 25% can constitute control unless the investment is “passive”.  This is usually established through a number of so-called “passivity” commitments to avoid control for percentage ownership levels as low as 10% (or sometimes even lower).65  Santander has not made a single one of these passivity commitments, and, indeed, cannot because the terms of the Investment Agreement are entirely inconsistent with them.

•                                          The Federal Reserve has, in particular, found that a stock ownership level higher than 15%, combined with the right to appoint directors — as Santander will have — constitutes control.66

64                                        Under this provision, a person is deemed to have “control” if it has “a controlling influence over the management or policies”.  12 U.S.C. § 1841(a)(2)(C).

65                                        See, e.g., North Fork Bancorporation re:  Long Island Bancorp., Inc., 84 Fed. Res. Bull. 477 (June 1998).

66                                        See, e.g., Charter One Financial, Inc. re:  Gateway American Bank, 84 Fed. Res. Bull. 1079 (Dec. 1998).

•                                          The Federal Reserve has always found that ownership of voting stock and other securities constituting 25% or more of the capital — which Santander will have — constitutes control.67

•                                            The Federal Reserve has consistently found that ownership of 10% or more of the common stock and a veto right over an important decision — such as Santander will have with respect to termination of the CEO and Bylaw amendments — constitutes control.68

•                                            The Federal Reserve has consistently found that arrangements that prevent or are likely to frustrate the company’s ability to be sold to a third party — which Santander will have — constitutes control.69

•                                            The Federal Reserve has also found the following to be important indicia of control:

•                                          Substantial stock ownership combined with a large loan.70
•                                          Special access to books, records, budget, etc.71
•                                          The investor is much larger than the investee.72
•                                          The investor is by a wide margin the largest stockholder.73

67                                        See, e.g., Letter of Michael Bradfield to Bruce W. Nichols re: Lloyd’s Bank Plc/Weiss, Peck & Greer (Aug. 7, 1987).

68                                        See, e.g., Fleet Boston Financial re:  North Fork Bancorporation, 86 Fed. Res. Bull. 751 (Nov. 2000).

69                                        See, e.g., 12 C.F.R. § 225.143(c)(3).

70                                        See, e.g., Marine Midland Banks re:  First Pennsylvania Corp. (Sept. 26, 1986).

71                                        See, e.g., Fleet Boston Financial re:  North Fork Bancorporation, 86 Fed. Res. Bull. 751 (Nov. 2000).

72                                        See, e.g., Letter of Michael Bradfield to H. Rodgin Cohen re: Schroders Plc/Industrial Bank of Japan, Ltd. (July 10, 1986).

73                                        See, e.g., Letter of William W. Wiles to John L. Carr re: The Sumitomo Bank, Ltd./Goldman, Sachs & Co. (Nov. 25, 1986).

•                                            Seconded employees.74

Notably, under each and every one of these Federal Reserve analyses, the Santander investment would be found to constitute control.  There can be no reasonable argument about this conclusion.

There is a comparable regulatory approach under the SLHCA, which applies to savings institutions such as Sovereign.  Again, the statute validates our view that control can frequently arise with stock ownership levels lower than 20-25% of an issuer’s voting shares.  For example, the OTS presumes a 10% or greater stockholder to have control of a savings institution if the stockholder satisfies more than one of the following:

•                                            It is one of the two largest stockholders.  Santander would be, of course, by far the largest stockholder.75

•                                            The stockholder would hold more than 25% of the total stockholders’ equity, as would Santander.76

•                                            The stockholder is a party to an agreement that enables it to influence a material aspect of the management.  The right to veto a change in the CEO would almost certainly qualify.77

•                                            The stockholder would have more than one member of the savings institution’s board.  Santander would have two.78

74                                        See, e.g., Letter of John W. Wixted to Eric S. Robinson re: Warburg Pincus Capital Partners, L.P./Mellon Bank Corporation (July 22, 1988).

75                                        See 12 C.F.R. § 574.4(c)(1).

76                                        See 12 C.F.R. § 574.4(c)(2).

77                                        See 12 C.F.R. § 574.4(c)(4)(ii).

78                                        See 12 C.F.R. § 574.4(c)(7).

Although a party subject to these presumptions has the right to rebut them and demonstrate it does not have control, our experience dealing with the OTS suggests that Santander could not possibly do so.79  With at least four different control presumptions being triggered, we believe that there is no question that Santander would be found to control Sovereign under these rules.

b.             Securities Laws

The courts, in interpreting “control” under various provisions of the federal securities laws, have also consistently held that control is not a function of percentage ownership tests.  Rather its “concept is not a narrow one” and its “determination is a question of fact which depends upon the totality of the circumstances including an appraisal of the influence upon management and policies of a corporation by the person involved.  Control may be exerted in other ways than by vote, stock ownership being only one aspect of control.”80  The Commission has adopted a similar position.  “The determination of whether a person is in control of an issuer, of course, depends on all the facts and circumstances and is not limited to control obtained through ownership of equity securities”.81 In various contexts involving similar definitions of “control”, the Commission has found the following to be indicia of control:

79                                        See 12 C.F.R. § 574.4(b).  OTS regulations require entry into a “noncontrol” agreement that is, like the Federal Reserve passivity commitments, utterly inconsistent with the Investment Agreement.  See 12 C.F.R. §§ 574.4(e)(1)(i) and 574.100.

80                                        United States v. Corr, 543 F.2d 1042, 1050 (2d Cir. 1976).

81                                        SEC Rel. No. 34-16075 (Aug. 2, 1979).

•                                            The ability to appoint directors to the board, and in particular, to appoint members of the executive committee.82

•                                            Having ready access to the proxy machinery through a close relationship with management.83

•                                            A practice of consulting before making any major decisions.84

•                                            The provision of advice or regularly conferring on business matters.85

•                                            Significant business relationships.86

Again, we note that each and every one these factors is present in the Santander transaction.  Further, the Commission has stated that power need not be exercised

82                                        See, e.g., In re International Bank, 41 S.E.C. 521, 527 (1963) (Commission found control for purposes of Section 12(d)(2) of the Investment Company Act where, in addition to 17.14% stock ownership, companies had overlapping directorates and several directors of controlling company were officers of controlled company); In re Resources Corp Int’l, 7 SEC 689, 716-718 (1940) (in stop order action under Section 8(d) of the Securities Act, Commission noted “controlling influence” of stockholder who chaired board and “dominated” officers and executive committee).

83                                        See, e.g., In re Chicago Corp., 28 S.E.C. 462, 476 (1948) (finding control under Section 2(a)(9) of the Investment Company Act, based in part upon shareholder’s ability to mount proxy fight).

84                                        See, e.g., Report on the Study of Investment Trusts and Investment Companies, Control and Influence over Industry and Economic Significance of Investment Companies, H.R. Doc. No. 246, 77th Congr., 1st Sess. 2 (1941), quoted in In re Chicago Corp., 28 S.E.C. 463, 468 (1948) (“[T]he word ‘control’ does not mean day-to-day management of the portfolio company, but means rather that major decisions are probably seldom taken without consulting the investment company or its sponsor, or that the control is at least potential and equivalent at all times to unusual influence.”).

85                                        See, e.g., In re Manchester Gas Co., 7 S.E.C. 57, 62 (1940) (fact that company availed itself of counsel and assistance of another company was sufficient to warrant finding of control by the latter under Section 2(a)(8) of the Public Utility Holding Company Act); In re Bessemer Securities Co. 13 S.E.C. 281 (1943) (management and operation of other companies in which company was shareholder was sufficient to demonstrate control under Section 2(a)(9) of the Investment Company Act and entitle company to exemptive relief under Section 3(b)(2)).

86                                        See, e.g., In re J.P. Morgan & Co. Inc., 10 S.E.C. 19 (1941) (trustee and obligor found to be under common control within the meaning of Section 310(b) of the Trust Indenture Act, based on historical organization, financing and personnel relationships).

to constitute control87 (and in any event, Santander has certainly not indicated any intention not to exercise any of its rights).

c.             Comparable Transactions

Sovereign may attempt to argue that other large investments in banks have not resulted in the Exchange requiring a shareholder vote.  We believe a review of the relevant precedent, however, rebuts that argument.

In the first place, when Santander itself made a comparable investment in First Fidelity in 1991, First Fidelity did seek shareholder approval.  That fact alone is highly influential, if not dispositive, in the present context.

In each of the transactions where shareholder approval was not sought, the rights of the investor were sufficiently circumscribed so that control did not exist, and therefore approval was not required, under the federal banking laws.  Examples include Warburg Pincus’s investments in Dime Bancorp and Mellon Bank Corp. as well as Corporate Partners’s investment in First Bank System, among others.  Here, in contrast, Sovereign and Santander have entered into an agreement giving to Santander elements of management and control rights well beyond any given to these other investors.

B.            20% Rule (Paragraph 312.03(c))

As we have mentioned earlier, Sovereign has stated publicly that no

87                                        See, e.g., In re M.A. Hanna Co., 10 S.E.C. 581, 589 (1941) (definition of control in Section 2(a)(9) of the Investment Company Act is not “restricted to cases where a controlling influence in the management and policies of a company is actually exercised; an ability or power to exercise from time to time a controlling influence in the management and policies of a company is ‘control’[.]”

vote is required under the Exchange’s 20% rule.88  Even if it were correct, this is not dispositive because, as just discussed, the change of control rule (Paragraph 312.02(d)) is applicable in this case.  However, in our view, the Exchange should not accept Sovereign’s view on Paragraph 312.03(c).  We believe Sovereign’s view is misguided, and its adoption, implicit or explicit, could not possibly serve the interests of the Exchange or the investing public.

Paragraph 312.03(c) of the Listed Company Manual requires shareholder approval for the issuance of shares of listed companies:

in any transaction or series of related transactions if:

(1)           the common stock has, or will have upon issuance, voting power equal to or in excess of 20 percent of the voting power outstanding before the issuance of such stock . . . ; or

(2)           the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20 percent of the number of shares of common stock outstanding before the issuance of the common stock . . . .

The Investment Agreement provides that Sovereign will sell Santander a number of Sovereign’s shares giving Santander 23.7% of Sovereign’s total outstanding shares before the sale.  It further provides that the transaction will be effected by, among other things, the sale of newly issued shares equal “to the lesser of the maximum number of shares that can be issued to [Santander] without requiring that the issuance be approved by [Sovereign’s] shareholders under NYSE Rule 312.03 . . . .”89  The balance of shares necessary to give Santander 19.8% of

88                                        See Paragraph 312.03(c) of the Listed Company Manual.

89                                        See Section 2.01 of the Investment Agreement (emphasis added).

Sovereign’s outstanding shares would be satisfied by the sale to Santander of treasury shares.

In order for the Santander transaction to avoid the shareholder vote requirement in Paragraph 312.03(c), Sovereign is not treating the sale of treasury shares to Santander as an “issuance” subject to Paragraph 312.03.  There is no specific Exchange rule exemption for the use of treasury shares, but based on informal guidance from the Exchange practitioners have sometimes taken the view that, because the Exchange’s rules are essentially listing requirements and treasury shares are already listed, the Exchange will not consider the sale or grant of treasury shares as issuances subject to Paragraph 312.03.  To our knowledge, the Exchange has never formally clarified the point whether the use of treasury shares to avoid the restrictions of Paragraph 312.03(c) would be permissible, or, if so, whether there are any limits on that use.  We believe that such clarification may be essential now, particularly in view of the focus on corporate governance.  Specifically, at least where such a large issuance of treasury shares is contemplated, there should not be an exemption.

As noted above, immediately following the closing of the transaction Santander will own 23.72% of Sovereign’s outstanding common stock.  Paragraph 312.03(c) calculates the 20% threshold based on the number of shares of common stock outstanding before the subject issuance.  Accordingly, in order for the Santander transaction structure to avoid a shareholder vote, Sovereign will have to sell to Santander a significant number of treasury shares to satisfy its obligations under the Investment Agreement.  We estimate the number to be about 14 million shares, or about 16% of the total.  Post-closing, Santander also has rights to purchase additional shares of common stock of Sovereign — bringing Santander’s holdings up to 24.9% of Sovereign’s outstanding shares — which may be satisfied through the issuance of new shares (again only to the extent that a shareholder approval would not be required under Paragraph 312.03) or the sale of treasury shares.90  Combined with the initial purchase, we estimate the total number of treasury shares to be sold to Santander in the transaction to be about 36 million shares, or over 30% of the total.  If Santander requests additional shares, and Sovereign cannot satisfy the request through the issuance of additional shares (because, for example, it would be subject to shareholder approval) or the sale of treasury shares (if Sovereign does not have enough on hand), the Investment Agreement actually contemplates that Sovereign will intentionally generate additional treasury shares by going to the open market and buying shares to reissue in order to satisfy Santander’s request.91

Thus, in order for Sovereign to satisfy its contractual obligations to Santander under the Investment Agreement, it will have to sell Santander a large number of treasury shares.  We are not aware of any other transaction in which so many treasury shares were used to avoid the strictures of Paragraph 312.03.  The structure of the Santander transaction certainly takes any Exchange internal treasury share position further than we believe it has previously been taken.  We believe that such a significant use of treasury shares to avoid the Exchange’s shareholder approval requirements should be seen as a flagrant and unacceptable

90                                        See Section 2.03 of the Investment Agreement.

91                                        See Section 2.03(c)(iv) of the Investment Agreement.

avoidance of the Exchange’s rules and procedures.  Use of so many treasury shares in this way disenfranchises shareholders and directly flouts the purpose and spirit of Paragraph 312.  Certainly, allowing a listed company to do this would seem very surprising to the investing public — as the Listed Company Manual makes no mention of a treasury share exemption.

Moreover, to our knowledge, the Exchange’s informal guidance on the exemption of treasury shares from the strictures of Paragraph 312.03(c) has developed principally in the context of shares issued in mergers and similar transactions, where treasury shares are used to supplement new shares to deliver a large group of target company shareholders their consideration for the transaction.  Use of treasury shares in that way presents a far different scenario than that presented by the Santander transaction, where all shares — issued and treasury — are being delivered to a single, dominant investor.

If the Exchange allows Sovereign to use treasury shares to such an extent to avoid its rules, we believe it would set a very damaging precedent for future transactions.

IV.           Other Issues of Concern

A.            Independence of Santander Directors

As mentioned above, two members of Santander’s management will join the board of directors of Sovereign.  Under normal circumstances, there is no reason that representatives of a large investor should be considered not to be independent (within the meaning of either Paragraph 303A.00 of the Listed Company Manual or Exchange Act Rule 10A-3(b)(1)(ii)).  However, where special rights are granted to that investor that could disalign that investor’s interests from those of the other investors, we believe the independence of its representatives is brought into question.  As described above, such rights granted to Santander include:  (i) preferential exemption from corporate defensive measures, (ii) automatic appointment of one director to each board committee, (iii) veto and approval power with respect to hiring and firing of the CEO, (iv) right of first negotiation and matching rights and (v) access to significant corporate information.

The question of independence is made most prominent, of course, by the fact that Santander is given special rights to acquire Sovereign.

In our view, the analysis is particularly troubling in this case because the Santander directors are required by the Investment Agreement to be members of the Audit and Corporate Governance Committees: committees that are required to be composed completely of independent directors.92

B.            Rights of First Refusal

The Listed Company Manual makes clear that a number of the provisions in the Investment Agreement are to be considered highly suspect at best:

The Exchange has an ongoing concern as to the possible implications of certain so-called “defensive tactics” which would in effect discriminate among shareholders. . . . [A]ny proposal which results in . . . discrimination against an existing substantial shareholder or discouragement of anyone seeking to make a substantial investment would appear to raise substantial questions as to whether or not it constitutes an infringement upon the voting philosophy of the Exchange.  In this connection, the Exchange

92                                        See Section 8.11(c) of the Investment Agreement.

would find objectionable such things as the imposition of a “right of first refusal” on acquired securities . . . .93

The Investment Agreement clearly and specifically grants Santander special rights to the exclusion of all other shareholders and potential shareholders of Sovereign.  As described above, Santander has broad access to such provisions in this transaction — including elaborate and long-term rights of first refusal, first negotiation, last-look and the like94 — and thus the transaction as a whole should be subject to careful scrutiny.

C.          Preferential Rights

Paragraph 314.00 of the Listed Company Manual expresses a strong disapproval of the grant of special rights to a shareholder to the exclusion of the rest of its class:

In addition to the Exchange’s concern with arrangements that limit the rights of shareholders, the Exchange is also concerned with arrangements which grant special rights to a shareholder or group of shareholders to the exclusion of the rest of the class. . . .  [An] example is a preemptive right type of arrangement where a holder of an issuer’s securities has an exclusive right to maintain proportionate ownership should that issuer issue stock.95

In the proposed transaction, Santander has been granted numerous special rights — including a special preemptive right of the very type described in the quoted text of Paragraph 314.00.  In addition, Santander benefits from, among other things:

93                                        Paragraph 308.00 of the Listed Company Manual.

94                                        See Sections 8.05(c), 8.06(h), 8.07(e) and 8.08(b) of the Investment Agreement.

95                                        Paragraph 314.00 of the Listed Company Manual (emphasis added).

•                                            The right to maintain its proportionate interest by a preemptive right on any issuance of voting, convertible or participating preferred securities, in some cases at preferential pricing.96

•                                            Rights of first negotiation, first refusal and matching with respect to acquisition proposals from third parties.97

•                                            The right to two board seats and a proportionate increase in the number of board seats based on the size of its investment.98  Santander also has the right to one seat on Sovereign Bank’s board.99

•                                            The right to a seat on each board committee.100

•                                            The right to veto any change of Sovereign’s CEO.101

•                                            The right to veto amendments to Sovereign’s Bylaws.102

•                                            The right to obtain detailed, non-public information and access to Sovereign management.103

Most on-point for the Paragraph 314.00, of course, is the above-mentioned right Santander has to maintain its proportionate interest through a preemptive right.104  In fact, under the Investment Agreement, in many cases Santander could be entitled to do so by acquiring shares at a discount.

96                                        See Section 2.04 of the Investment Agreement.

97                                        See Sections 8.05(c), 8.06(h), 8.07(e) and 8.08(b) of the Investment Agreement.

98                                        See Section 8.11 of the Investment Agreement.

99                                        See Section 8.11(d) of the Investment Agreement.

100                                    See Section 8.11(c) of the Investment Agreement.

101                                    See Section 8.12(a) of the Investment Agreement.

102                                    See Section 8.12(c) of the Investment Agreement.

103                                    See Sections 5.02 and 7.05 of the Investment Agreement.

104                                    See Section 2.04 of the Investment Agreement.

And how often does a shareholder get a company to agree, in effect, not to buy back its shares in order to provide that shareholder special protection owing to its own special circumstances?105  This is especially troublesome when the company involved had previously announced that share repurchases were its best available use of capital.106

*              *              *

For reference in connection with your review of our request, we have supplied the following materials:

(1)           Relational’s preliminary proxy statement, dated October 20, 2005 (we will provide the Exchange with our amended or definitive proxy statement when available).

(2)           Sovereign’s Current Report on Form 8-K, dated October 24, 2005.

(3)           Investment Agreement, dated as of October 24, 2005, by and between Sovereign and Santander.

(4)           Agreement and Plan of Merger, dated as of October 24, 2005, by and among Sovereign, Iceland Acquisition Corp. and Independence.

*              *              *

105                                    See Section 5.05(c) of the Investment Agreement.

106                                    “[W]e believe that [the repurchase of common stock] is currently the best available use of our excess capital.”  Comments by Jay Sidhu in Sovereign’s Third Quarter 2005 Earnings Announcement, dated October 4, 2005.  A number of analysts and commentators expressed the view that the proposed transactions are inconsistent with Sovereign’s prior statements:  “After touting its deal discipline and that buybacks were to be the primary use of capital, SOV has gone out and done a series of transactions which dilute current shareholders, tangible book value, tangible capital levels, and is at best, neutral to earnings per share.  It also limits the company’s ability to buy back stock and grow the balance sheet.”  Barron’s Online, supra note 2.

Based on the foregoing, we request on behalf of Relational that the Exchange determine that (1) shareholder approval is required under Paragraph 312 of the Listed Company Manual for the consummation of the transaction contemplated by the Investment Agreement and (2) the preferential provisions of the Investment Agreement described above violate the Exchange’s policies codified in Paragraphs 308 and 314 of the Listed Company Manual.

*              *              *

If you have any questions concerning this matter, please feel free to call either of us at (212) 558-4000.  We appreciate your consideration of this request.

Sincerely,

H. Rodgin Cohen

Mitchell S. Eitel